EXEMPTION NO.
824457

02 MAR 18 AM 8:

PRESS RELEASE
March 4, 2002
ARMSTRONG CORPORATION

(Listed on the Canadian Venture Exchange under the symbol "YRM")

ARMSTRONG CORPORATION PROPOSED PRIVATE PLACEMENT

Armstrong Corporation ("Armstrong" or the "Company") is pleased to announce that it has retained Brant Securities Limited ("Brant") as Agent to assist the Company in a private placement offering of up to $2.5 million through the issuance of common shares. It is proposed that the proceeds of the private placement will be used for both working capital and general corporate purposes.

Roy Alonzo, General Manager of Armstrong commented "This financing has strategic importance for Armstrong because it will enable management to move to the next phase of the Company's strategic plan which includes continued automation of the manufacturing process and the ability to respond to the increasing needs of our contract packaging and industrial sanitation clients."

Completion of the private placement offering will be subject to satisfactory due diligence, pricing and terms, preparation of formal legal documentation, and receipt of such regulatory and third party consents as may be required.

Armstrong operates as a leading manufacturer, packager and distributor of specialty chemical products for consumer, institutional and industrial applications including the sanitation and janitorial supply markets.

Brant, founded in 1919, is one of the oldest members of the Toronto investment community and is an independent full services securities firm. With regard to corporate finance activities, Brant focuses on public or private financing initiatives to small to mid-sized capitalization companies with a particular emphasis on the manufacturing, oil and gas, and technology based industries.

The Company has a total of 17,780,683 common shares issued and outstanding.

02015938

For further information, please contact:

Mr. Lou Galvao, C.A., Vice-President-Finance & CFO
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
Telephone: 416-746-3700 Facsimile: 416-746-3915
lougalvao@armstrongcorp.com

Or

Mr. Keith D. McMeekin
Managing Partnaer
Brant Securities Limited
70 University Avenue, Suite 550
Toronto, ON M5J 2M4
Telephone: 416-596-4545 Facsimile: 416-596-4575
keith@brantsec.com

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."